02059103

PE
9/24/02

RECD S.E.C.
SEP 24 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of September 2002

Legrand

(Translation of registrant's name into English)

PROCESSED
SEP 25 2002
THOMSON
FINANCIAL

82, rue Robespierre - BP 37
93170 Bagnolet Cedex
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure: Press release dated September 10, 2002, announcing that Legrand's half year performance is in line with forecasts.

Press release

PARIS, SEPTEMBER 10 2002

legrand®

Half-year performance in line with forecasts

Satisfactory resilience in the face of difficult conditions

The Board of Directors met under the chairmanship of François Grappotte to adopt financial statements for the first half of 2002.

Consolidated accounts (€ millions)	1st half 2002	1st half 2001	Change
Sales	1,542	1,596	- 3.4%
Operating income *	214	238	- 10.1%
% of sales	*13.9%*	*14.9%*	
Net income attributable to Legrand	100	109	- 8.3%
% of sales	*6.5%*	*6.8%*	
Cash flow from operations	225	209	+ 7.7%
% of sales	*14.6%*	*13.1%*	

* before amortization of goodwill

Sales and earnings – Legrand consolidated sales for the first half of 2002 were 3.4% lower than in the same period of 2001, while the decline at constant structure and exchange rates was 2.6%. These figures show the impact of lackluster market trends in the US and, to a lesser extent, Europe.

However, declines in operating income and net income relative to the first half of 2001 **were limited** despite the unfavorable economic conditions. This reflected the benefits of decreases in prices for materials consumed and interest rates, as well as vigorous action to counter the market downturn, combined with the group's traditional resilience.

Legrand thus withstood difficulties and uncertainties, continuing to **generate a healthy level of financial resources**, with cash flow from operations representing 14.6% of sales or 9.7% after deduction of capital expenditure.

Outlook – Assuming economic conditions do not worsen, Legrand should be able to achieve - from the second half of 2001 to the second half of this year - a limited rise in sales at constant structure and exchange rates, leading to a modest rise in operating margin.

Looking to the medium term, the group has all the strategic strengths it needs to make a success of this new stage in its history. These strengths include leading positions on local markets, the depth of its complementary ranges of products and systems, its technological capabilities, and its extensive links to all those involved in the electrical sector.

Legrand is the world specialist in products and systems for electrical installations and information networks used in residential and commercial buildings and in industry. Its catalogues feature over 130,000 products and it operates in close to 60 countries, employing more than 27,000 people. Sales totaled over € 3 billion in 2001.

Financial information:
Legrand
Benoît Coquart
Phone: +33 (0)1.4972.5353
Fax: +33 (0)1.4360.5492

Press:
Publicis Consultants
Nicolas Castex
Phone: +33 (0)1.4443.6907
Fax: +3 3(0)1.4443.7565

Internet: www.finance.legrandelectric.com
WAP: www.finance.legrandelectric.com/wap

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Legrand has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2002

LEGRAND

By: /s/ GILLES SCHNEPP
Name: Gilles Schnepp
Title: Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Legrand has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2002

LEGRAND

By: ______________________

Name: Gilles Schnepp

Title: Company Secretary